

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2013

Via E-Mail
Dr. Tracy K. Gibbs
Chief Executive Officer
Nutranomics, Inc.
11487 South 700 East
Salt Lake City, UT 84020

Re: **Nutranomics, Inc.**
Current Report on Form 8-K
Filed September 24, 2013
File No. 0-53551

Dear Dr. Gibbs:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Current Report on Form 8-K Filed September 24, 2013

Completion of Acquisition or Disposition of Assets, page 2

Description of Business, page 3

Products and Services, page 3

1. Please expand to discuss your principal products in greater detail. Describe the types of "supplement formulations" that you have created for other nutrition companies as well as the products that you market as your own. Explain how your products use the Assimilation Enhancing System feature to help "improve the absorption of nutrients."

Intellectual Property, page 7

2.   On page 7 you mention the "several intellectual property license agreements relating to certain of our products" to which you are a party. Please describe these agreements in further detail and include them as exhibits to your filing. Refer to Items 101(h)(4)(vii) and 601(10)(ii)(b) of Regulation S-K.

Risks Related to our Business, page 12

3.   We note your risk factor titled "Our operating results may fluctuate …" on page 14 and the disclosure on page 9 of the financial statements. Please disclose here and in the MD&A section that there is currently one customer that makes up 46% and 68% of total sales as of July 31, 2013 and 2012, respectively, and that the loss of this customer would have a material adverse effect on the Company's financial condition and results of operation. Please also disclose here and in the MD&A section that three vendors make up 81% and 77% of total purchases as of July 31, 2013 and 2012, respectively. Please identify by name the customer and vendors. Finally, please disclose whether you have agreements with this customer and these vendors and if so, please file them as exhibits.

Management's Discussion and Analysis of Financial Condition and Plan of Operations, page 19

4.   Please provide an introductory section or overview that would facilitate a reader's understanding of the most important matters on which your management focuses in evaluating financial condition and operating performance and provide the context for the discussion and analysis of the financial statements. Among other things you should discuss how the company earns revenues and income and generates cash. You should provide insight into material opportunities, challenges and risks on which the management is most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges and risks. For example:
   - Discuss the relative importance of each of your products, providing quantitative disclosure such as percentage of revenues as appropriate. In this regard, we note your discussion on page 3 that NBA and AES are "two recent important innovations." We also note your discussion on page 4 that "Educating potential and existing customers remains one of our primary marketing tools."
   - Discuss the percentage of revenues derived from international sales if material.
   - Discuss material opportunities, challenges and risks with respect to your NBA, AES and educational services offerings, and how you intend to address these. For example, if material, discuss whether you have a sufficient number of trained technicians to administer the NBA.
   - Discuss your going concern opinion and how management plans to address your liquidity needs going forward.
   - Discuss your business strategy of making acquisitions and investments, as discussed on page 15.

For further guidance on the overall approach to MD&A, including the presentation, content, and focus of the disclosure, please refer to Section II of the SEC Interpretive Release Nos. 33–9144; 34–62934, Sections III and IV of the SEC Interpretive Release No. 33-8350, and Sections 501.03, 501.12, and 5012.13 of the Financial Reporting Codification.

5.   Please significantly expand your MD&A to provide the "discussion and analysis." MD&A should not be a recitation of financial statements. For example, discuss the components of the revenues, cost of sales, operating expenses, etc. as disclosed in the table on page 19 and explain any increase or decreases in these items. Provide an analysis that explains management's view of the implications and significance of this information. Provide similar discussion and analysis with respect to the expenses, working capital and cash flow tables found on page 20. Identify and disclose known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance.

Results of Operations, page 19

6.   To comply with the requirements of Item 303(a)(3) of Regulation S-K, please expand your results of operations discussion to provide detail of the underlying reasons for material year to year changes in significant components of revenue and expense line items as well as the reasons why line items did not change when changes would have reasonably been expected.

Liquidity and Financial Condition, page 20

7.   The guidance in Item 303(a) of Regulation S-K, specifically paragraphs (a)(1) and (2), requires an analysis of your liquidity and capital resources. For example, discuss and analyze your current size and lack of cash flow from operations, as compared to your anticipated operating expenses discussed under "Plan of Operation." Discuss in better detail your current sources of liquidity. Discuss the Line of Credit with Key Bank, including the amounts outstanding and the amounts available to be drawn. Please discuss known commitments for capital expenditures and any expected material change to the mix and relative cost of your capital resources.

Plan of Operation, page 21

8.   You estimate that you will require $696,500 in funding during the next 12 months. We note your statement on page 20 "We will require additional funds of approximately $500,000 to implement our growth strategy." Please explain whether the $500,000 is a subset of the $696,500. In addition, explain in better detail the components of your "growth strategy."

Directors and Executive Officers, Promoters and Control Persons, page 24

Directors and Executive Officers, page 24

9.   Please state Dr. Gibbs's term of office as officer and director and any period(s) during which he has served as such. Refer to Item 401of Regulation S-K.

10.   We note your disclosure on page 24 that Dr. Gibbs worked as the VP of Asia Operations for Atrium Innovations. Please describe the principal business of Atrium Innovations.

Executive Compensation, page 26

Summary of Employment Agreements and Material Terms, page 27

11.   Please disclose the material terms of Dr. Gibbs's employment agreement or arrangement and file it as an exhibit.

Certain Relationships and Related Transactions, and Director Independence, page 27

Transactions with Related Persons, page 27

12.   We note your disclosure on page 27 that your wholly-owned subsidiary entered into a loan in November 2006 and a note in 2012 with an officer. Please state the name of the officer in accordance with Item 404(a)(1) of Regulation S-K.

Legal Proceedings, page 28

13.   On page 28 you declare, "Except as set forth below, we are currently not aware of any such legal proceedings or claims that we believe will have a material adverse effect on our business, financial condition or operating results." There is no subsequent discussion of any legal claim. Please clarify whether you or your wholly-owned subsidiary are a party to any material pending legal proceeding or have property which is the subject of any such legal proceeding. Refer to Item 103 of Regulation S-K.

Exhibit list, page 33

14.   Please ensure that all material contracts are disclosed in the filing and filed as exhibits. Refer to Item 601(b)(10) of Regulation S-K. As an example, provide us with an analysis as to whether you are required to file any of the "material contracts" noted in Schedule 7 of the Share Exchange Agreement.

15.   Exhibits 10.1 through 10.4 were electronically filed in an un-searchable format. Please amend your filing to resubmit these exhibits in a text searchable format. Refer to Section

5.1 of the EDGAR Filer Manual, Volume II: EDGAR Filing," Version 25 (September 2013) and Item 301 of Regulation S-T.

Financial Statements

16.   Please explain to us how you concluded your business activities are reported in one segment and the disclosures set forth in FASB ASC 280-10-50 are not applicable. Please understand even entities with one reportable segment generally must provide the entity-wide information set forth in FASB ASC 280-10-50-38 through 50-41.

Statements of Operations, page 3

17.   Please revise your earnings per share calculations for the two years ended July 31, 2013 consistent with SAB Topic 4C. Shares outstanding for each of these calculations should reflect the shares issued to the shareholders of Health education in connection with the September 13, 2013 share exchange agreement. In this manner, divide net income (loss) for each of the fiscal years ended July 31, 2013 by 25,005,544 shares. In addition, please provide additional disclosure in the notes to historical financial statements to reference this earnings per share presentation and ensure that your auditors make any necessary updates to their report.

Note 2 – Summary of Significant Accounting Policies, page 6

Revenue Recognition, page 6

18.   We note on pages 3 and 4 of the document you discuss educational services you provide to your customers. Please disclose your accounting policy for recognizing revenue from the sales of services.

In addition, to the extent revenues from services is 10% or greater than your total revenues, please present such amounts under a separate caption on your statements of operations.

Property and Equipment, page 8

19.   Please include an accounting policy that describes how you assess property and equipment for impairment.

Note 7 – Related Party Note Payable, page 11

20.   We note your disclosure in which you state you agreed to pay royalty payments in connection with the sales of certain products. Please clarify within your disclosure how these royalty payments relate to the notes payable arrangement you entered into with a related party in January of 2012.

Exhibit 99.1

21.   Please revise your pro forma balance sheet to address the following matters related to your adjustments to reflect the reverse merger recapitalization transaction:

- The equity section of Health Education should be restated to reflect the effect of the exchange ratio established in the merger agreement. It does not appear you have given proper effect to the difference in par value between Health Education's and Buka's stock.

- Explain why the cancellation of 25,000,000 shares of common stock issued to the former officers and directors of Buka is not reflected as a pro forma adjustment.

- It does not appear that your adjusted common stock account balance reflects the 46,505,544 shares issued and outstanding upon closing of the share exchange.

22.   Please revise your pro forma statements of operations to include the results of operations of Buka Ventures, Inc for the 12 months ended July 31, 2013. In doing so, please include a schedule that references the related computations to derive the 12 months ended July 31, 2013. For example, consider including the results of operations of Buka Ventures, Inc for the fiscal year ended October 31 2012, less the results of operations of Buka Ventures, Inc for the nine months ended July 31, 2012 added to the nine months ended July 31, 2013.

23.   Please present pro forma earnings per share information. The per share information should also be restated to reflect the effect of the exchange ratio established in the merger agreement. That is, the pro forma weighted average number of shares outstanding should total 46,505,544 rather than 55,490,636.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenifer Gallagher at (202) 551-3706 or John Cannarella at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact PJ Hamidi at (202) 551-3421 or Anne Nguyen Parker at (202) 551-3611 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Lance Brunson
        Brunson Chandler & Jones, PLLC